FAP USA, L.P.

Financial Statements

November 30, 2015

Statement of Changes in Partners' Equity

	Note	US$'000
Partners' equity, beginning of the year		5,665.7
Net income		1,067.5
Partners' equity, end of the year		6,733.2

See accompanying notes to financial statements.